UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[X] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   MICHAEL L. POLLARD
   701 5th Ave


   Des Moines, IA  50391-2007
2. Issuer Name and Ticker or Trading Symbol
   ALLIED Group, Inc. (GRP)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   11/98
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Regional Vice President
   of Certain Subsidiaries
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                  11/12/98    U        294.0000      D  $48.2500     0.0000         D  Direct

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  $11.4445        11/12/98       D     V                    1,125.0000 (1)   10/01/98     06/08/04
to buy)
Incentive Stock Option (right  $12.2778        11/12/98       D     V                    1,126.0000 (2)   10/01/98     03/31/05
to buy)
Incentive Stock Option (right  $17.8889        11/12/98       D     V                    2,532.0000 (3)   10/01/98     03/22/06
to buy)
Non-Qualified Stock Option     $12.2222        11/12/98       D     V                    11,250.0000 (4)  10/01/98     03/31/05
Non-Qualified Stock Option     $10.7778        11/12/98       D     V                    282.0000 (5)     10/01/98     03/31/04
(right to buy)
Non-Qualified Stock Option     $11.4445        11/12/98       D     V                    563.0000 (6)     10/01/98     06/08/04
(right to buy)
Non-Qualified Stock Option     $12.2778        11/12/98       D     V                    1,126.0000 (2)   10/01/98     03/31/05
(right to buy)
Non-Qualified Stock Option     $17.8889        11/12/98       D     V                    2,532.0000 (3)   10/01/98     03/22/06
(right to buy)
Non-Qualified Stock Option     $22.9167        11/12/98       D     V                    7,500.0000 (7)   10/01/98     03/21/07
(right to buy)
Non-Qualified Stock Option     $32.5313        11/12/98       D     V                    12,000.0000      10/01/98     03/10/08
(right to buy)
Stock Appreciation Right       $11.4445        11/12/98       D     V                    563.0000         06/08/96     06/08/04
Stock Appreciation Right       $12.2778        11/12/98       D     V                    563.0000         03/31/98     03/31/05
Stock Appreciation Right       $17.8889        11/12/98       D     V                    844.0000         03/22/98     03/22/06

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  11/12/98  Common Stock                   1,125.0000    $48.2500    0.0000        D   Direct
to buy)
Incentive Stock Option (right  11/12/98  Common Stock                   1,126.0000    $48.2500    0.0000        D   Direct
to buy)
Incentive Stock Option (right  11/12/98  Common Stock                   2,532.0000    $48.2500    0.0000        D   Direct
to buy)
Non-Qualified Stock Option     11/12/98  Common Stock                   11,250.0000   $48.2500    0.0000        D   Direct
Non-Qualified Stock Option     11/12/98  Common Stock                   282.0000      $48.2500    0.0000        D   Direct
(right to buy)
Non-Qualified Stock Option     11/12/98  Common Stock                   563.0000      $48.2500    0.0000        D   Direct
(right to buy)
Non-Qualified Stock Option     11/12/98  Common Stock                   1,126.0000    $48.2500    0.0000        D   Direct
(right to buy)
Non-Qualified Stock Option     11/12/98  Common Stock                   2,532.0000    $48.2500    0.0000        D   Direct
(right to buy)
Non-Qualified Stock Option     11/12/98  Common Stock                   7,500.0000    $48.2500    0.0000        D   Direct
(right to buy)
Non-Qualified Stock Option     11/12/98  Common Stock                   12,000.0000   $48.2500    0.0000        D   Direct
(right to buy)
Stock Appreciation Right       11/12/98  Common Stock                   563.0000      $48.2500    0.0000        D   Direct
Stock Appreciation Right       11/12/98  Common Stock                   563.0000      $48.2500    0.0000        D   Direct
Stock Appreciation Right       11/12/98  Common Stock                   844.0000      $48.2500    0.0000        D   Direct

Explanation of Responses:

(1)
This option was previously reported covering 500 shares at an exercise price of $25.75 per share, but was adjusted to reflect a stock split on November 29, 1996, and another stock split on November 28, 1997.
(2)
This option was previously reported covering 500 shares at an exercise price of $27.625 per share, but was adjusted to reflect a stock split on November 29, 1996, and another stock split on November 28, 1997.
(3)
This option was previously reported covering 1,125 shares at an exercise price of $40.25 per share, but was adjusted to reflect a stock split on November 29, 1996, and another stock split on November 28, 1997.
(4)
This option was previously reported covering 5,000 shares at an exercise price of $27.50 per share, but was adjusted to reflect a stock split on November 29, 1996, and another stock split on November 28, 1997.
(5)
This option was previously reported covering 125 shares at an exercise price of $24.25 per share, but was adjusted to reflect a stock split on November 29, 1996 and another stock split on November 28, 1997.
(6)
This option was previously reported covering 250 shares at an exercise price of $25.75 per share, but was adjusted to reflect a stock split on November 29, 1996, and another stock split on November 28, 1997.
(7)
This option was previously reported covering 5,000 shares at an exercise price of $34.375 per share, but was adjusted to reflect a stock split on November 28, 1997.

SIGNATURE OF REPORTING PERSON
/S/ By: Jamie H. Shaffer
    For: Michael L. Pollard
DATE